

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, IL 60175

>   **Re: CERES Coin LLC**
>   **Amendment No. 5 to Offering Statement on Form 1-A**
>   **Filed Filed October 6, 2020**
>   **File No. 024-11256**

Dear Mr. Uchill:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2020 letter.

Amendment No. 5 to Form 1-A filed October 6, 2020

Article XIV Securities Being Offered, page 114

1.   We note your response to comments 2 and 3. Considering the information provided in our December 16, 2020 conference call, your assertion that the coins are mandatorily redeemable financial instruments, as that term is defined in ASC 480-10-20, appears inconsistent with the definition which indicates that a mandatorily redeemable financial instrument must be a financial instrument issued in the form of shares. Please consider the following and tell us whether you continue to believe ASC 480-10 applies to the coins and what consideration was given to the applicability of ASC 470, ASC 815 and any other applicable accounting literature.

- In response to comments 2 and 3 as well as in our conference call on December 16, 2020, you asserted that the coins are not equity.
- Your disclosure on page 23 states that the Coins will represent a debt obligation of the Company and thus will not entitle the holder(s) thereof to any equity interest, in or of the Company.
- Paragraph 6a of the Coins Rights Agreement states, in part, "the Coins are not, and will not, be considered equity interests of the Company."

2. We note your response to comment 4. Considering the information provided in your response and representations made by the Company in our December 16, 2020 conference call, your assertion that annual cash flows ("Distributable Transaction Fees") required to be paid to the Coin holders will represent contra revenue appears inconsistent with the guidance in ASC 606-10-15-2, which excludes ASC 470 debt from its scope. In light of this guidance, please tell us what consideration was given to accounting for the distributions as interest expense.

3. Please clarify whether proceeds from coin issuances will be classified as restricted cash on the balance sheet. In your reply, please analyze Section 4(e) (i) of the Coin Agreement, which indicates in part that the Company will cause any and all proceeds received by the Company from the sale of the Coins (other than all associated Transaction Fees earned by the Company) to be at all times specifically segregated and reserved by the Company to facilitate the Buyback of the Coins in the context of Rule 5-02.1 of Regulation S-X.

4. We note your response to comment 5, including your analysis and conclusion that the Tokens have certain preferential distribution and liquidation rights and should therefore be treated as preferred stock. Please clarify for us whether your incorporation documents, registration under Delaware law, or any other documents filed with the State of Delaware provide for such preferential rights.

5. Please analyze for us the liquidation rights of the tokens in the context of the guidance on liquidation events in ASC 480-10-S-99-3A, analyzing whether the token liquidation rights represent ordinary liquidation events or deemed liquidation events.

6. We note your response to comment 5. Please provide further supporting analysis for your conclusion that the income participation rights to token holders represent contra-revenue within the scope of ASC 606. In your response, please clarify whether the token holders, which you assert are equity holders, receive distributions as a function of their equity rights or their customer rights. Please include appropriate citation to authoritative literature to support your conclusion.

Article XV Financial Statements, page 139

7. Please revise your interim unaudited financial statements for the nine months ended September 30, 2020 to include the corresponding period of the preceding fiscal year in accordance with Part F/S (c)(1)(i) of Form 1-A.

<u>Private Investment Agreements, page F-1</u>

8. We note your response to comment 6. In order to help us further evaluate your ASC 815-15 analysis as to whether the conversion option embedded in the PIA is required to be bifurcated, please address the following:
    - Tell us how you determined that the fair value of the tokens is not an underlying if, as it appears, the fair value of the private investment agreement will change as the fair value of the token changes.
    - Tell us how you determined that the initial net investment criteria in ASC 815-10-15-83b is not met considering the fact that due to the conversion formula it appears that the initial net investment in the private investment agreement is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset (i.e. the token) related to the underlying (i.e. the change in fair value of the token).
    - Clarify how your analysis contemplates ASC 815-10-99c, whether the token is readily convertible to cash.
    - Clarify whether any scope exceptions (e.g., ASC 815-10-15-74(a)) apply.

<u>Statements of Cash Flows, page F-1</u>

9. We note your response to comment 7 does not explain or provide us with the requested reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied or show us how the remaining balance of $7,752 owed to the Company was calculated. We further note that the disclosure stating "for the year ended December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to Company accrued expenses in the amount of $222,168" and that "the remaining balance owed to the Company of $7,752 was included in the net write-off of the residual intercompany balances at December 31, 2019" continues to be included under Non-cash investing and financing activities on page F-1F. Please explain the relevance of this disclosure and provide us with a reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied and showing how the $7,752 was calculated. Alternatively, if appropriate, please remove this disclosure.

You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance